UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated 31 July 2025
Commission File
Number: 001-04546
UNILEVER PLC
(Translation of registrant’s name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILEVER PLC
/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 31 July 2025
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

2025 First Half Results

First half performance supports full year confidence

Underlying performance			GAAP measures
(unaudited)	2025	vs 2024		2025	vs 2024
First Half
Underlying sales growth (USG)		3.4%	Turnover	€30.1bn	(3.2)%
Beauty & Wellbeing		3.7%	Beauty & Wellbeing	€6.5bn	(0.8)%
Personal Care		4.8%	Personal Care	€6.5bn	(5.9)%
Home Care		1.3%	Home Care	€5.9bn	(6.7)%
Foods		2.2%	Foods	€6.6bn	(1.8)%
Ice Cream		5.9%	Ice Cream	€4.6bn	0.2%
Underlying operating profit	€5.8bn	(4.8)%	Operating profit	€5.3bn	(10.6)%
Underlying operating margin	19.3%	(30)bps	Operating margin	17.6%	(150)bps
Underlying earnings per share	€1.59	(2.1)%	Diluted earnings per share	€1.42	(3.7)%
Free cash flow	€1.1bn	€(1.1)bn	Net profit	€3.8bn	(5.1)%
Second Quarter
USG		3.8%	Turnover	€15.4bn	(4.6)%
Quarterly dividend payable in September 2025			€0.4528	per share(a)
(a)See note 9 for more information on dividends
First half highlights
•Underlying sales growth (USG) of 3.4%, with volume growth of 1.5% and price of 1.9%
•Turnover of €30.1 billion, down (3.2)%; with adverse currency (4.0)% and net disposals (2.5)%
•Strong gross margin of 45.7% fuelled increased brand & marketing investment up 40bps to 15.5%
•Underlying operating margin of 19.3%, down (30)bps against the strong prior year comparator
•Underlying EPS decreased (2.1)% to €1.59, diluted EPS decreased (3.7)%
•Free cash flow €1.1 billion, reflecting lower operating profit, Ice Cream separation costs and higher working capital
•Productivity programme ahead of plan, delivering a cumulative c.€650 million savings by end 2025
•Quarterly dividend up 3% vs Q2 2024; €1.5 billion share buyback completed
•Ice Cream operational separation completed, on track for demerger in mid-November
Chief Executive Officer statement
“Our continued outperformance in developed markets and the positive impact of our decisive interventions in emerging markets, accelerated our growth in the second quarter to 3.8%, with positive volume growth across all business groups.
This brought first half underlying sales growth to 3.4%, balanced across volume and price. A strong gross margin and productivity gains ahead of plan fuelled increased investment in our brands and premium innovations.
Our first half performance positions us well for the full year. In the second half, we expect further acceleration in emerging markets, particularly in Asia, and sustained momentum in developed markets.
We are on track to demerge Ice Cream by mid-November, with the operational separation now complete and competitive performance improving.
Looking ahead, our priorities are clear: more Beauty & Wellbeing and Personal Care; disproportionate investment in the US and India; and, a sharper focus on premium segments and digital commerce.  We are building a marketing and sales machine that drives desire at scale in our power brands and ensures execution excellence across all channels to deliver consistent volume growth and gross margin expansion.”
Fernando Fernandez
1 Previously reported on a standalone basis, excluding subsidiaries.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Outlook
For full year 2025, we expect underlying sales growth to be within our range of 3% to 5%, with second half growth ahead of the first half despite subdued market conditions. This is supported by our continued strength in developed markets and improving performance in emerging markets, notably in India, Indonesia and China.
We anticipate an improvement in underlying operating margin for the full year, with second half margins of at least
18.5%, a significant improvement versus the second half of 2024.
The macroeconomic and currency environment is uncertain and we will be agile in adjusting our plans as necessary.

First Half Review: Unilever Group
Growth

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change
First Half	€30.1bn	3.4%	1.5%	1.9%	(2.5)%	(4.0)%	(3.2)%
Second Quarter	€15.4bn	3.8%	1.8%	2.0%	(2.4)%	(5.8)%	(4.6)%
Underlying sales growth in the first half was 3.4%, with 1.5% from volume and 1.9% from price. Growth improved sequentially during the period to 3.8% in the second quarter, with volume of 1.8% and price of 2.0%. Power Brands contributed over 75% of turnover, growing 3.8% in the first half, with 1.6% from volume and 2.1% from price.
Beauty & Wellbeing grew underlying sales 3.7%, with 1.7% from volume and 2.0% from price, led by the continued
strong performance of our Wellbeing business, which more than offset subdued growth in beauty. Personal Care grew 4.8%, with 1.4% from volume and 3.3% from price, with Dove growing high-single digit. Home Care underlying sales increased 1.3%, with 1.1% from volume and 0.2% from price, led by strong momentum in Europe which was partially offset by a decline in Latin America. Underlying sales growth in Foods was 2.2%, with 0.3% from volume and
1.9% from price, with improved growth in the second quarter. Ice Cream grew 5.9%, with 3.8% from volume and 2.0%
from price, as we continue to enhance the fundamentals of the business, with improved execution and impactful innovations.
Developed markets (44% of group turnover) continued to perform well, with underlying sales growth of 4.3%, with
3.4% from volume and 0.9% from price. The second quarter was the fourth consecutive quarter of USG above 4% in developed markets. Volume growth was broad-based, with a strong performance in North America driven by
Personal Care and Wellbeing, and volume growth in Europe led by Home Care.
Emerging markets (56% of group turnover) grew underlying sales 2.8%, with 0.2% from volume and 2.6% from price.
India underlying sales grew 4% on a consolidated basis1, with underlying sales growth of 5% in the second quarter as market conditions gradually improved while we continued to gain market share. China declined low-single digit and
Indonesia declined (4.8)% in the first half. However, we saw sequential improvement in the second quarter and we expect both countries to accelerate further in the second half. Latin America grew 0.5% with an acceleration of currency related price increases impacting volumes. Argentina growth was offset by Brazil and Mexico, as economic conditions continued to deteriorate in the first half.
Turnover was €30.1 billion, down (3.2)% versus the prior year, including (4.0)% from currency and (2.5)% from disposals net of acquisitions. The currency impact during the first half was primarily driven by Latin American currencies and the Turkish Lira depreciating against the Euro. In the second quarter, the depreciation of the US dollar against the
Euro led to elevated currency impact versus the first quarter.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

First Half Review: Unilever Group (continued)
Profitability

(unaudited)	UOP	UOP growth	UOM%	Change in UOM	OP	OP growth	OM%	Change in OM
First Half	€5.8bn	(4.8)%	19.3%	(30)bps	€5.3bn	(10.6)%	17.6%	(150)bps
Underlying operating profit was €5.8 billion, a reduction of (4.8)% versus the prior year. Underlying operating margin of 19.3% was (30)bps against the strong prior year comparator.
We delivered a gross margin of 45.7%, which was flat compared to a strong performance in the first half of 2024 and sequentially up versus where we closed 2024. This reflects continued efforts to drive structural gross margin improvements and benefitted from higher than expected net productivity and procurement savings in the first half.
Brand and marketing investment was up 40bps to 15.5% of turnover, as we continue to invest competitively behind our brands and innovations. Overheads improved by 10bps, as productivity and tighter cost control more than offset inflation and costs associated with setting up and running Ice Cream as a standalone business.
Operating profit was €5.3 billion, down (10.6)% versus 2024, reflecting higher acquisition and disposal costs and lower profit on disposals.
Ice Cream demerger
Ice Cream began operating on a standalone basis on 1st July. We are on track to complete the demerger in mid-
November 2025. This will transform Unilever into a more focused organisation and create a world-leading Ice Cream business, The Magnum Ice Cream Company.
The Magnum Ice Cream Company (TMICC) will be led by Peter ter Kulve as CEO and Abhijit Bhattacharya as CFO.
Jean-François van Boxmeer, TMICC's Chair Designate, is in the process of appointing Non-executive Directors of the
Board of TMICC, to be announced during Q3.
TMICC will hold a Capital Markets Day in London on 9th September where it will set out its business strategy and investment case. In association with the demerger, Unilever will publish a Shareholder Circular in October which will set out formal information on the demerger. Prospectuses will be published around one week before the demerger and listing date, which we expect in mid-November. The Ice Cream Business Group will be reported on by Unilever as a discontinued operation from the fourth quarter.
Upon demerger, Unilever will retain a <20% stake in TMICC, subject to regulatory approvals, for a period of up to five years. Over time, the retained stake will be sold down in an orderly and considered manner to pay separation costs and maintain capital flexibility through a reduction in net debt. The retained stake demonstrates our support and belief in TMICC.
Subject to shareholder approval, Unilever intends to consolidate its share capital following completion of the demerger. This share consolidation, which will reduce the total number of shares in issue, is designed to maintain comparability between Unilever's share price, earnings per share and dividends per share before and after the demerger.
Productivity programme
Our productivity programme, launched in 2024 to simplify the business and further evolve our category-focused business model, remains ahead of plan in its delivery of €800 million of savings. We expect to realise around €650 million of savings by the end of 2025. The remaining €150 million of savings will be delivered in 2026.
Capital allocation
We continue to undertake targeted acquisitions to enhance focus and growth opportunities in selected areas.
In January, Hindustan Unilever Limited announced it has signed an agreement to acquire the premium actives-led beauty brand Minimalist, as it continues to evolve its Beauty & Wellbeing portfolio towards higher growth and demand spaces in India. The acquisition was completed in April.
In March, Unilever announced it has agreed the sale of The Vegetarian Butcher, a non-strategic asset, given its limited scalability.
Enhancing our Personal Care portfolio in premium and high growth spaces, Unilever acquired Wild in April and announced that it has signed an agreement to acquire Dr. Squatch in June.
The quarterly interim dividend for the second quarter is €0.4528, in line with the Q1 2025 dividend and up 3.0% versus
Q2 2024. The €1.5 billion share buyback programme, announced and commenced in February, was completed at the end of May.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Conference Call
Following the release of this trading statement on 31 July 2025 at 7:00 AM (UK time), there will be a live webcast at
8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.
A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
9 September 2025	The Magnum Ice Cream Company Capital Markets Day
23 October 2025	Third quarter trading statement
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

First Half Review: Business Groups

	First Half 2025						Second Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	UOM%	Change in UOM	Turnover	USG	UVG	UPG
Unilever	€30.1bn	3.4%	1.5%	1.9%	19.3%	(30)bps	€15.4bn	3.8%	1.8%	2.0%
Beauty & Wellbeing	€6.5bn	3.7%	1.7%	2.0%	19.4%	(60)bps	€3.2bn	3.4%	1.0%	2.4%
Personal Care	€6.5bn	4.8%	1.4%	3.3%	22.1%	(90)bps	€3.3bn	4.5%	0.2%	4.3%
Home Care	€5.9bn	1.3%	1.1%	0.2%	15.5%	(80)bps	€2.9bn	1.8%	1.3%	0.4%
Foods	€6.6bn	2.2%	0.3%	1.9%	23.3%	100bps	€3.2bn	2.8%	1.7%	1.0%
Ice Cream	€4.6bn	5.9%	3.8%	2.0%	14.2%	(40)bps	€2.8bn	7.1%	5.0%	1.9%
Beauty & Wellbeing (21% of Group turnover)
In Beauty & Wellbeing, we focus on three key priorities: premiumising our core Hair and Skin Care portfolios by emphasising brand superiority; fuelling the growth of our Prestige Beauty and Wellbeing portfolios with selective international expansion; and, continuing to strengthen our competitiveness through innovation and a social-first approach to consumer engagement.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.5bn	3.7%	1.7%	2.0%	(1.0)%	(3.4)%	(0.8)%	19.4%	(60)bps
Second Quarter	€3.2bn	3.4%	1.0%	2.4%	(0.9)%	(6.1)%	(3.7)%
Beauty & Wellbeing underlying sales grew 3.7% with 1.7% from volume and 2.0% from price. Growth was led by continued momentum in Wellbeing, which was partially offset by subdued growth in beauty.
Hair Care was flat, with low-single digit price offset by a decline in volume. Dove grew mid-single digit, supported by a significant relaunch featuring fibre repair technology and refreshed packaging. Growth was offset by a decline in
Clear, which was impacted by slow market growth in China, and a volume decline in TRESemmé.
Core Skin Care delivered low-single digit growth, with performance varying across brands and markets. Vaseline and Dove grew double-digit supported by innovation and strong execution. Growth was partially offset by declines in China and Indonesia, where we are resetting our business.
Wellbeing delivered strong double-digit growth for the 21st consecutive quarter. Performance was led by Liquid I.V.
and Nutrafol, as both brands continued to expand household penetration and deliver successful multi-year innovations, including Liquid I.V.’s sugar free platform.
Prestige Beauty was flat as the prestige beauty market remained subdued. Hourglass, Tatcha, and K18 continued
to grow double-digit while Paula’s Choice and Dermalogica declined.
Underlying operating profit was €1.3 billion, down (3.7)% versus the prior year. Underlying operating margin decreased (60)bps as we increased brand and marketing investment behind key innovations and market development while gross margin remained flat to last year.
Personal Care (22% of Group turnover)
In Personal Care, we focus on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multiyear innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.5bn	4.8%	1.4%	3.3%	(5.8)%	(4.6)%	(5.9)%	22.1%	(90)bps
Second Quarter	€3.3bn	4.5%	0.2%	4.3%	(4.6)%	(6.3)%	(6.6)%
Personal Care underlying sales grew 4.8%, with 1.4% from volume and 3.3% from price. Performance was led by Dove which grew high-single digit with strong volume and positive price. Second quarter volumes were impacted by a decline in Latin America where significant share gains were offset by subdued markets.
Deodorants grew low-single digit with positive volume and price. Volume growth in North America and Europe was offset by a decline in Latin America. Dove grew double-digit with high-single digit volume, supported by the launch of whole-body deodorants.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

First Half Review: Business Groups (continued)
Skin Cleansing grew low-single digit, led by price. Dove grew mid-single digit, driven by continued success of its multi-year innovations, including its premium serum shower collection. Lifebuoy declined as volumes were impacted by commodity-driven price increases.
Oral Care grew mid-single digit led by mid-single digit growth in Pepsodent and Close Up.
Underlying operating profit was €1.4 billion, down (9.8)% versus the prior year. This included the impact from disposals such as Elida Beauty, which reduced Personal Care turnover by (5.8)% in the first half. Underlying operating margin decreased (90)bps as a slight improvement in gross margin was offset by a strong step-up in brand investment, particularly in the US and premium segments.
Home Care (20% of Group turnover)
In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€5.9bn	1.3%	1.1%	0.2%	(2.7)%	(5.4)%	(6.7)%	15.5%	(80)bps
Second Quarter	€2.9bn	1.8%	1.3%	0.4%	(2.9)%	(6.8)%	(8.0)%
Home Care underlying sales grew 1.3%, with 1.1% from volume and 0.2% from price. Growth improved in the second quarter, supported by continued good growth in Europe and a sequential improvement in key markets in Asia. This improvement was partially offset by a decline in Latin America.
Fabric Cleaning declined low-single digit, with slight decreases in both volume and price. Performance was impacted by challenging market conditions in Brazil, Home Care’s second-largest market, as volumes declined due to headwinds from recent price increases and some destocking. Wonder Wash continued to perform well, having now launched in 22 markets.
Home & Hygiene grew mid-single digit, with strong performances from Cif and Domestos. Cif was supported by the launch of its Infinite Clean range in key European markets. Infinite Clean is a multi-purpose reloadable cleaner powered by probiotics that break down dirt for up to three days.
Fabric Enhancers grew high-single digit, led by volume, as Comfort continued to perform well.
Underlying operating profit was €0.9 billion, down (11.2)% versus the prior year. Underlying operating margin decreased (80)bps due to a decline in gross margin as we lapped a particularly strong prior year comparator which benefitted from carryover pricing and easing commodity costs.
Foods (22% of Group turnover)
In Foods, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumers’ preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€6.6bn	2.2%	0.3%	1.9%	(0.7)%	(3.2)%	(1.8)%	23.3%	100bps
Second Quarter	€3.2bn	2.8%	1.7%	1.0%	(0.8)%	(5.0)%	(3.1)%
Foods underlying sales grew 2.2%, with 0.3% from volume and 1.9% from price. Growth improved in the second quarter, led by continued momentum in Hellmann’s and volume gains in Unilever Food Solutions.
Cooking Aids grew low-single digit, driven by price with flat volume. Volume turned positive in the second quarter, led by Knorr, which represents the majority of Cooking Aids’ turnover.
Condiments delivered low-single digit growth, driven primarily by Hellmann’s, which grew mid-single digit with positive volume and price. Flavoured mayonnaise remained a key growth driver, with strong performances from several new variant launches and continued global expansion, now in over 30 markets.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

First Half Review: Business Groups (continued)
Unilever Food Solutions was flat with positive volume offset by negative price. Performance was supported by good growth in North America, which was offset by a decline in China. China was flat in the second quarter following a mid-single digit decline in the first quarter, which lapped a particularly strong 2024 that benefitted from a later
Chinese New Year.
Underlying operating profit was €1.5 billion, up 2.8% versus the prior year. Underlying operating margin increased
100bps, with improved productivity supporting improvements in gross margin and overheads.
Ice Cream (15% of Group turnover)
In Ice Cream, we are focused on continuing to strengthen the business in preparation for Ice Cream’s demerger by mid-November 2025. We are doing this by developing an exciting product pipeline, designing more efficient go-to-
market strategies, optimising our supply chain, and building a dedicated sales team globally. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.

(unaudited)	Turnover	USG	UVG	UPG	A&D	Currency	Turnover change	UOM%	Change in UOM
First Half	€4.6bn	5.9%	3.8%	2.0%	(2.3)%	(3.1)%	0.2%	14.2%	(40)bps
Second Quarter	€2.8bn	7.1%	5.0%	1.9%	(2.7)%	(4.8)%	(0.8)%
Ice Cream underlying sales grew 5.9%, with 3.8% from volume and 2.0% from price, as strong innovations and improved execution continue to enhance the fundamentals of the business.
In-home and Out-of-home Ice Cream both grew mid-single digit, with positive volume and price. Magnum led performance with double-digit growth, supported by the successful launch of its Utopia range and continued
momentum of its Bon Bons range. Cornetto grew high-single digit, benefiting from the launch of Disc cones and its relaunch in H2 2024 with enhanced formulation and new packaging.
Underlying operating profit was €0.7 billion, down (2.2)% versus the prior year. Underlying operating margin was down (40)bps due to a gross margin decline. Operational improvements and pricing offset most of the significant cost inflation of key commodities, particularly cocoa.
As of 1 July, the Ice Cream Business Group transitioned into a standalone operating company within Unilever: The
Magnum Ice Cream Company. We remain on track to demerge and separately list the business by mid-November
2025.
2 Previously reported on a standalone basis, excluding subsidiaries. On a standalone basis, first half underlying sales growth was 3% with volumes of
3%, and second quarter underlying sales growth was 4% with volumes of 3%.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

First Half Review: Geographical Areas

	First Half 2025				Second Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	€30.1bn	3.4%	1.5%	1.9%	€15.4bn	3.8%	1.8%	2.0%
Asia Pacific Africa	€12.8bn	3.5%	1.9%	1.6%	€6.3bn	5.1%	3.1%	1.9%
The Americas	€10.9bn	3.4%	0.4%	3.0%	€5.5bn	2.6%	(0.3)%	3.0%
Europe	€6.4bn	3.4%	2.8%	0.6%	€3.6bn	3.5%	2.6%	0.8%

	First Half 2025				Second Quarter 2025
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Emerging markets	€17.0bn	2.8%	0.2%	2.6%	€8.5bn	3.6%	0.5%	3.1%
Developed markets	€13.1bn	4.3%	3.4%	0.9%	€6.9bn	4.1%	3.4%	0.7%
North America	€6.8bn	5.4%	3.7%	1.6%	€3.5bn	4.6%	3.4%	1.1%
Latin America	€4.1bn	0.5%	(4.6)%	5.3%	€2.0bn	(0.4)%	(6.1)%	6.0%
Asia Pacific Africa (43% of Group turnover)
Underlying sales growth was 3.5%, with 1.9% from volume and 1.6% from price.
India grew 4% on a consolidated basis2, with underlying volume growth of 3%. Performance improved sequentially during the half, with underlying sales growth of 5% in the second quarter, driven by volumes of 4%. Market conditions gradually improved and we continued to gain market share. Growth was led by our premium portfolio in Beauty &
Wellbeing and Personal Care while Home Care continued to deliver strong volume.
China underlying sales declined low-single digit, amidst ongoing market weakness across categories. The actions we are taking to strengthen our go-to-market approach and accelerate the premiumisation of our portfolio are showing early signs of success. We expect the business to continue to improve in the second half of the year.
In Indonesia, underlying sales declined (4.8)%. Our extensive turnaround of the business, built on operational improvements, stronger brands and a step up in execution, has started to generate sequential improvements. We expect Indonesia to contribute to growth in the second half of the year.
Turkey continued to deliver double-digit growth with positive volume and price across all Business Groups. Growth in
Africa was low-single digit, driven by price.
The Americas (36% of Group turnover)
Underlying sales growth was 3.4%, with 0.4% from volume and 3.0% from price.
North America grew 5.4%, led by 3.7% from volume, benefitting from the multi-year transformation of our North
America portfolio which showed resilience in spite of weaker consumer sentiment. Growth was led by the ongoing success of our Wellbeing brands as well as competitive growth in skin cleansing and deodorants in Personal Care.
Foods saw low-single digit growth across both cooking aids and condiments, with continued momentum in
Hellmann’s.
Latin America grew 0.5%, with 5.3% from price and (4.6)% from volume. Economic conditions in the region were volatile, particularly in Brazil and Mexico our two largest markets, which both declined low-single digit partially offsetting price-led growth in Argentina. In Brazil, volumes declined mid-single digit as a step-up in price put pressure on volumes, amidst weakening consumer sell-out.
Europe (21% of Group turnover)
Underlying sales growth was 3.4%, with 2.8% from volume and 0.6% from price.
Europe continued to perform well, driven by mid-single digit growth in Home Care, with further roll out of the
Wonder Wash range and Cif innovations across the region, and in Ice Cream, supported by improved execution and impactful innovations. Foods was flat as consumer demand remained weak. Growth was broad-based across countries, with positive volumes across all our largest European markets.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Additional commentary on the financial statements - First Half
Finance costs and tax
Net finance costs decreased by €38 million to €320 million in 2025. This was largely driven by a lower cost of debt and higher pension income, partially offset by lower interest income. As a result, net finance costs were 2.5% on average net debt. For the full year 2025, we expect net finance costs of around 3% on average net debt.
The underlying effective tax rate for the first half decreased to 25.2% from 26.0% in the prior year, due to a number of factors including lower unrecognised losses, benefits from tax settlements, and other one-off items. The effective tax rate was 25.9%, down from 28.6% in the prior year. For the full year 2025, our guidance for the underlying effective tax rate remains around 26%.
Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €146 million, an increase of €8 million compared to 2024. Other income from non-current investments was negative at €(31) million, versus €(5) million in the prior year, due to currency movements.
Earnings per share
Underlying earnings per share decreased (2.1)% to €1.59, including (5.1)% of adverse currency. The increase excluding adverse currency reflects a reduction in the average number of shares driven by the share buyback programme, which contributed 1.5%, and benefits from lower tax and net finance costs. Diluted earnings per share of €1.42 decreased by (3.7)% versus the prior year.
Restructuring costs
Restructuring costs were €239 million in the first half, a slight decrease from €248 million in the prior year. For full year 2025, we anticipate restructuring costs of around 1.4% of turnover as we deliver the productivity programme ahead of plan.
Free cash flow
Free cash flow in the first half of 2025 was €1.1 billion, versus €2.2 billion delivered in the first half of 2024. This reflected the decrease in operating profit in the first half, Ice Cream separation costs and a higher outflow in working capital to support supply chain resilience against an uncertain tariff scenario. Capital expenditure and income tax were largely flat. For the full year 2025, we continue to expect cash conversion of around 100%.
Net debt
Closing net debt was €26.4 billion compared to €24.5 billion at 31 December 2024. This translated into a net debt /
underlying EBITDA ratio of 2.1x. The increase in net debt was driven by dividends paid and the €1.5 billion share buyback programme executed during the first half, which was partially offset by free cash flow delivery.
Pensions
Pension assets net of liabilities were in surplus of €3.1 billion at 30 June 2025, versus a surplus of €3.0 billion at the end of 2024. The increase was primarily driven by a moderate return from growth assets, with increases in interest rates that reduced liabilities more than assets.
Share buyback programme
In February 2025, we announced a share buyback programme of up to €1.5 billion to be completed on or before 6
June 2025. The programme commenced on 13 February 2025 and was completed on 30 May 2025. We repurchased
27,815,955 ordinary shares which are held by Unilever as treasury shares.
Finance and liquidity
In the first six months of 2025, the following notes matured and were repaid:
•January: €650 million 0.50% fixed rate notes
•March: $350 million 3.375% fixed rate notes and €1,000 million 1.25% fixed rate notes
The following note was issued:
•May: €700 million 2.75% fixed rate notes due May 2030 and €800 million 3.375% fixed rate notes due May 2035
On 30 June 2025, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million with a 364-day term out.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation.
Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant
GAAP measures.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.
The table below shows exchange rate movements in our key markets.

	Half year average rate in 2025	Half year average rate in 2024
Brazilian real (€1 = BRL)	6.281	5.478
Chinese yuan (€1 = CNY)	7.895	7.732
Indian rupee (€1 = INR)	93.749	90.004
Indonesia rupiah (€1 = IDR)	17,874	17,180
Mexican peso (€1 = MXN)	21.788	18.445
Philippine peso (€1 = PHP)	62.192	61.459
Turkish lira (€1 = TRY)	40.649	34.187
UK pound sterling (€1 = GBP)	0.842	0.855
US dollar (€1 = US$)	1.088	1.082
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

(unaudited)	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Second Quarter
Turnover (€ million)
2024	3,343	3,531	3,113	3,289	2,815	16,091
2025	3,219	3,296	2,865	3,187	2,792	15,359
Turnover growth (%)	(3.7)	(6.6)	(8.0)	(3.1)	(0.8)	(4.6)
Effect of acquisitions (%)	0.4	0.8	–	–	–	0.2
Effect of disposals (%)	(1.2)	(5.3)	(2.9)	(0.8)	(2.7)	(2.6)
Effect of currency-related items (%), of which:	(6.1)	(6.3)	(6.8)	(5.0)	(4.8)	(5.8)
Exchange rates changes (%)	(6.3)	(7.0)	(7.3)	(5.4)	(5.6)	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.3	0.7	0.5	0.5	0.8	0.6
Underlying sales growth (%)	3.4	4.5	1.8	2.8	7.1	3.8
First Half
Turnover (€ million)
2024	6,539	6,953	6,328	6,687	4,610	31,117
2025	6,489	6,545	5,904	6,568	4,621	30,127
Turnover growth (%)	(0.8)	(5.9)	(6.7)	(1.8)	0.2	(3.2)
Effect of acquisitions (%)	0.3	0.4	–	–	–	0.2
Effect of disposals (%)	(1.3)	(6.2)	(2.7)	(0.7)	(2.3)	(2.7)
Effect of currency-related items (%), of which:	(3.4)	(4.6)	(5.4)	(3.2)	(3.1)	(4.0)
Exchange rates changes (%)	(3.8)	(5.2)	(5.8)	(3.7)	(4.1)	(4.6)
Extreme price growth in hyperinflationary markets* (%)	0.5	0.6	0.5	0.5	1.1	0.6
Underlying sales growth (%)	3.7	4.8	1.3	2.2	5.9	3.4

(unaudited)	Asia Pacific Africa	The Americas	Europe	Total
Second Quarter
Turnover (€ million)
2024	6,732	5,924	3,435	16,091
2025	6,335	5,488	3,536	15,359
Turnover growth (%)	(5.9)	(7.4)	2.9	(4.6)
Effect of acquisitions (%)	0.2	–	0.8	0.2
Effect of disposals (%)	(4.3)	(1.3)	(1.6)	(2.6)
Effect of currency-related items (%), of which:	(6.6)	(8.5)	0.3	(5.8)
Exchange rates changes (%)	(7.3)	(9.1)	0.3	(6.3)
Extreme price growth in hyperinflationary markets* (%)	0.7	0.7	–	0.6
Underlying sales growth (%)	5.1	2.6	3.5	3.8
First Half
Turnover (€ million)
2024	13,370	11,463	6,284	31,117
2025	12,795	10,903	6,429	30,127
Turnover growth (%)	(4.3)	(4.9)	2.3	(3.2)
Effect of acquisitions (%)	0.1	0.1	0.4	0.2
Effect of disposals (%)	(3.9)	(1.8)	(1.8)	(2.7)
Effect of currency-related items (%), of which:	(3.9)	(6.4)	0.4	(4.0)
Exchange rates changes (%)	(4.6)	(7.3)	0.4	(4.6)
Extreme price growth in hyperinflationary markets* (%)	0.7	0.9	–	0.6
Underlying sales growth (%)	3.5	3.4	3.4	3.4
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.
Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.
Non-underlying items
Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users to better understand the financial performance of the Group from period to period.
•Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-
underlying items not in operating profit but within net profit after tax.
Consequently, within underlying operating profit we exclude the following items:
•Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.
•Acquisitions and disposal related costs are costs that are directly attributable to a business acquisition or disposal project.
•Impairment of assets including goodwill, intangible assets and property, plant and equipment.
•Gains or losses from the disposal of group companies which arise from business disposal projects.
•Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
The breakdown of non-underlying items is shown below:

€ million	First Half
(unaudited)	2025	2024
Non-underlying items within operating profit before tax	(491)	(152)
Acquisition and disposal-related costs(a)	(239)	(58)
Gain on disposal of group companies(b)	47	155
Restructuring costs(c)	(239)	(248)
Impairments(d)	(51)	–
Other	(9)	(1)
Tax on non-underlying items within operating profit	101	(51)
Non-underlying items within operating profit after tax	(390)	(203)
Non-underlying items not in operating profit but within net profit before tax	(17)	(160)
Interest related to the UK tax audit of intangible income and centralised services	–	(3)
Net monetary loss arising from hyperinflationary economies	(17)	(157)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items	(10)	(4)
Non-underlying items not in operating profit but within net profit after tax	(27)	(164)
Non-underlying items after tax	(417)	(367)
Attributable to:
Non-controlling interests	(9)	(1)
Shareholders’ equity	(408)	(366)
(a)2025 includes a charge of €59 million relating to the revaluation of the minority interest liability of Nutrafol and Oziva, and €117 million related to the Ice Cream separation.
(b)2025 net gain arises from the disposals of Conimex and Mondamin Sweets. 2024 includes a gain of €151 million related to the disposal of Elida
Beauty.
(c)In 2024, we announced the launch of our company-wide productivity programme that will impact around 7,500 jobs and support margin improvement through specific interventions. The majority of the costs incurred that relate to the Productivity programme were for redundancy and are recognised as restructuring costs in line with our policy. The remaining cost comprise technology and supply chain projects.
(d)2025 includes an impairment charge of €42 million relating to REN.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2025	2024
Operating profit	5,315	5,948
Non-underlying items within operating profit	491	152
Underlying operating profit	5,806	6,100
Turnover	30,127	31,117
Operating margin (%)	17.6	19.1
Underlying operating margin (%)	19.3	19.6
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2025	2024
Taxation	1,282	1,550
Tax impact of:
Non-underlying items within operating profit(a)	101	(51)
Non-underlying items not in operating profit but within net profit(a)	(10)	(4)
Taxation before tax impact of non-underlying items	1,373	1,495
Profit before taxation	5,093	5,566
Share of net (profit)/loss of joint ventures and associates	(146)	(138)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	4,947	5,428
Non-underlying items within operating profit before tax(a)	491	152
Non-underlying items not in operating profit but within net profit before tax	17	160
Profit before tax excluding non-underlying items before tax and share of net profit/ (loss) of joint ventures and associates	5,455	5,740
Effective tax rate (%)	25.9	28.6
Underlying effective tax rate (%)	25.2	26.0
(a) See page 13.
Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 5 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders'
equity.
The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders'
equity is as follows:

€ million	First Half
(unaudited)	2025	2024
Net profit	3,811	4,016
Non-controlling interest	(299)	(315)
Net profit attributable to shareholders’ equity - used for basic and diluted earnings per share	3,512	3,701
Post-tax impact of non-underlying items attributable to shareholders’ equity	408	366
Underlying profit attributable to shareholders’ equity - used for basic and diluted earnings per share	3,920	4,067
Adjusted average number of shares (millions of share units)	2,473.2	2,511.0
Diluted EPS (€)	1.42	1.47
Underlying EPS – diluted (€)	1.59	1.62
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2025	As at 31 December 2024	As at 30 June 2024
(unaudited)
Total financial liabilities	(32,025)	(32,053)	(31,654)
Current financial liabilities	(7,155)	(6,987)	(7,643)
Non-current financial liabilities	(24,870)	(25,066)	(24,011)
Cash and cash equivalents as per balance sheet	4,344	6,136	4,970
Cash and cash equivalents as per cash flow statement	4,268	5,950	4,854
Add: bank overdrafts deducted therein	70	180	116
Less: cash and cash equivalents held for sale	6	6	–
Other current financial assets	1,123	1,330	1,445
Non-current financial asset derivatives that relate to financial liabilities	203	68	39
Net debt	(26,355)	(24,519)	(25,200)
Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We only use UEBITDA to assess our leverage level, which is expressed as net debt to UEBITDA. The reconciliation of operating profit to
UEBITDA is as follows:

€ million	First Half
(unaudited)	2025	2024
Net profit	3,811	4,016
Net finance costs	320	358
Net monetary loss arising from hyperinflationary economies	17	157
Share of net profit of joint ventures and associates	(146)	(138)
Other loss/(income) from non-current investments and associates	31	5
Taxation	1,282	1,550
Operating profit	5,315	5,948
Depreciation and amortisation	795	794
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	6,110	6,742
Non-underlying items within operating profit	491	152
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	6,601	6,894
USG, UVG, UPG, UOP, UOM, underlying EPS, underlying effective tax rate, FCF, net debt and UEBITDA are non-GAAP measures (see pages 10 to 16)

Non-GAAP measures (continued)
Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2025	2024
Cash flow from operating activities	3,529	4,679
Income tax paid	(1,242)	(1,315)
Net capital expenditure	(633)	(710)
Net interest paid	(526)	(502)
Free cash flow	1,128	2,152
Net cash flow used in investing activities	(648)	(392)
Net cash flow used in financing activities	(2,941)	(2,154)

Other Information
This document represents Unilever’s half-yearly report for the purposes of the Disclosure Guidance and Transparency
Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision,
section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed consolidated financial statements can be found on pages 20 to 30; (ii) pages 2 to 16 comprise the interim management report; and (iii) the
Directors’ responsibility statement can be found on page 18.

Principal Risk Factors
On pages 52 to 59 of our 2024 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2025.

Cautionary Statement
This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including ‘forward-looking statements’ within the meaning of the United States Private Securities
Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’,
‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’,
‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith).
Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the “Group”) (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever’s global brands not meeting consumer preferences;
Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice
Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the
Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and
Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and
Accounts 2024.

Directors' Responsibility Statement
The Directors declare that, to the best of their knowledge:
•these condensed consolidated financial statements, which have been prepared in accordance with IAS 34
‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the UK and the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
•the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and
4.2.8 of the Disclosure Guidance and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).
Unilever’s Directors are listed in the Annual Report and Accounts for 2024.
Details of all current Directors are available on our website at www.unilever.com.
By order of the Board
Fernando Fernandez
Chief Executive Officer
31 July 2025

Enquiries

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 77 4249 0136	press-office.london@unilever.com	investor.relations@unilever.com
or	+44 77 7990 9683	jonathan.sibun@teneo.com
NL	+31 61 500 8293	fleur-van.bruggen@unilever.com
After the conference call on 31 July 2025 at 8:00 AM (UK time), the webcast of the presentation will be available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results.
This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection
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Consolidated income statement

€ million	First Half
(unaudited)	2025	2024	Change
Turnover	30,127	31,117	(3.2)%
Operating profit	5,315	5,948	(10.6)%
Net finance costs	(320)	(358)
Pensions and similar obligations	57	35
Finance income	179	217
Finance costs	(556)	(610)
Net monetary loss arising from hyperinflationary economies	(17)	(157)
Share of net profit of joint ventures and associates	146	138
Other loss from non-current investments and associates	(31)	(5)
Profit before taxation	5,093	5,566	(8.5)%
Taxation	(1,282)	(1,550)
Net profit	3,811	4,016	(5.1)%

Attributable to:
Non-controlling interests	299	315
Shareholders’ equity	3,512	3,701	(5.1)%

Earnings per share
Basic earnings per share (euros)	1.43	1.48	(3.7)%
Diluted earnings per share (euros)	1.42	1.47	(3.7)%

Consolidated statement of comprehensive income

€ million	First Half
(unaudited)	2025	2024
Net profit	3,811	4,016
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:
(Losses)/gains on equity instruments measured at fair value through other comprehensive income	(45)	31
Remeasurement of defined benefit pension plans	(37)	201
Items that may be reclassified subsequently to profit or loss, net of tax:
(Losses)/gains on cash flow hedges	(95)	58
Currency retranslation gains/(losses)	(2,113)	756
Total comprehensive income	1,521	5,062

Attributable to:
Non-controlling interests	25	379
Shareholders’ equity	1,496	4,683

Consolidated statement of changes in equity

(unaudited)
€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2025
1 January 2025	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555
Profit or loss for the period	–	–	–	–	3,512	3,512	299	3,811
Other comprehensive income, net of tax:
Equity instruments (losses)/gains	–	–	–	(45)	–	(45)	–	(45)
Cash flow hedges (losses)gains	–	–	–	(94)	–	(94)	(1)	(95)
Remeasurements of defined benefit pension plans	–	–	–	–	(33)	(33)	(4)	(37)
Currency retranslation (losses)/ gains(a)	–	–	–	(1,788)	(56)	(1,844)	(269)	(2,113)
Total comprehensive income	–	–	–	(1,927)	3,423	1,496	25	1,521
Dividends on ordinary capital	–	–	–	–	(2,233)	(2,233)	–	(2,233)
Repurchase of shares(b)	–	–	–	(1,510)	–	(1,510)	–	(1,510)
Movements in treasury shares(c)	–	–	–	1	(145)	(144)	–	(144)
Share-based payment credit(d)	–	–	–	–	162	162	–	162
Dividends paid to non-controlling interests	–	–	–	–	–	–	(279)	(279)
Hedging loss/(gain) transferred to non- financial assets	–	–	–	(70)	–	(70)	1	(69)
Other movements in equity(e)	–	–	–	331	(228)	103	(175)	(72)
30 June 2025	88	52,844	(73,364)	(12,474)	50,700	17,794	2,137	19,931

First half - 2024
1 January 2024	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	–	–	–	–	3,701	3,701	315	4,016
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	31	–	31	–	31
Cash flow hedges gains/(losses)	–	–	–	58	–	58	–	58
Remeasurements of defined benefit pension plans	–	–	–	–	200	200	1	201
Currency retranslation gains/ (losses)(a)	–	–	–	10	683	693	63	756
Total comprehensive income	–	–	–	99	4,584	4,683	379	5,062
Dividends on ordinary capital	–	–	–	–	(2,136)	(2,136)	–	(2,136)
Repurchase of shares(b)	–	–	–	(375)	–	(375)	–	(375)
Movements in treasury shares(c)	–	–	–	25	(100)	(75)	–	(75)
Share-based payment credit(d)	–	–	–	–	164	164	–	164
Dividends paid to non-controlling interests	–	–	–	–	–	–	(354)	(354)
Hedging loss/(gain) transferred to non- financial assets	–	–	–	1	–	1	–	1
Other movements in equity(f)	–	–	–	(59)	3	(56)	28	(28)
30 June 2024	88	52,844	(73,364)	(8,827)	49,567	20,308	2,715	23,023
(a)2025 includes a hyperinflation adjustment of €(43) million (2024: €680 million) in relation to Argentina and Turkey.
(b)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback program on 8 February 2024 and 13 February 2025.
(c)Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(d)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)Includes the impact on the minority liability and non-controlling interest following the step-up acquisitions of Nutrafol, Welly and Equilibra.
(f)Includes the following items related to the acquisition of K18: €(59) million non-controlling interest purchase option in other reserves and
€28 million non-controlling interest recognised on acquisition.

Consolidated balance sheet

(unaudited)
€ million	As at 30 June 2025	As at 31 December 2024	As at 30 June 2024
Non-current assets
Goodwill	20,611	22,311	22,009
Intangible assets	17,430	18,590	19,092
Property, plant and equipment	10,940	11,669	11,098
Pension asset for funded schemes in surplus	4,083	4,164	3,837
Deferred tax assets	1,110	1,280	1,055
Financial assets	1,570	1,571	1,506
Other non-current assets	1,065	971	1,014
	56,809	60,556	59,611
Current assets
Inventories	5,502	5,177	5,621
Trade and other current receivables	7,691	6,011	7,999
Current tax assets	389	373	168
Cash and cash equivalents	4,344	6,136	4,970
Other financial assets	1,123	1,330	1,445
Assets held for sale	141	167	18
	19,190	19,194	20,221

Total assets	75,999	79,750	79,832

Current liabilities
Financial liabilities	7,155	6,987	7,643
Trade payables and other current liabilities	16,297	16,690	17,209
Current tax liabilities	903	678	721
Provisions	698	831	557
Liabilities held for sale	46	48	–
	25,099	25,234	26,130
Non-current liabilities
Financial liabilities	24,870	25,066	24,011
Non-current tax liabilities	399	585	494
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	93	173	144
Unfunded schemes	938	1,021	1,002
Provisions	537	571	581
Deferred tax liabilities	3,929	4,342	4,263
Other non-current liabilities	203	203	184
	30,969	31,961	30,679

Total liabilities	56,068	57,195	56,809

Equity
Shareholders’ equity	17,795	19,990	20,308
Non-controlling interests	2,136	2,565	2,715
Total equity	19,931	22,555	23,023

Total liabilities and equity	75,999	79,750	79,832

Consolidated cash flow statement

(unaudited)	First Half
€ million	2025	2024
Net profit	3,811	4,016
Taxation	1,282	1,550
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(115)	(133)
Net monetary loss/(gain) arising from hyperinflationary economies	17	157
Net finance costs	320	358
Operating profit	5,315	5,948

Depreciation, amortisation and impairment	846	794
Changes in working capital	(2,746)	(2,127)
Inventories	(833)	(435)
Trade and other receivables	(2,323)	(2,159)
Trade payables and other liabilities	410	467
Pensions and similar obligations less payments	27	36
Provisions less payments	(148)	35
Elimination of (profits)/losses on disposals	(40)	(135)
Non-cash charge for share-based compensation	162	164
Other adjustments	113	(36)
Cash flow from operating activities	3,529	4,679
Income tax paid	(1,242)	(1,315)
Net cash flow from operating activities	2,287	3,364

Interest received	183	189
Purchase of intangible assets	(48)	(98)
Purchase of property, plant and equipment	(701)	(617)
Disposal of property, plant and equipment	116	5
Acquisition of businesses and investments in joint ventures and associates	(458)	(797)
Disposal of businesses, joint ventures and associates	73	489
Acquisition of other non-current investments	(64)	(108)
Disposal of other non-current investments	55	47
Dividends from joint ventures, associates and other non-current investments	118	94
Sale/(purchase) of financial assets	78	404
Net cash flow used in investing activities	(648)	(392)

Dividends paid on ordinary share capital	(2,234)	(2,136)
Interest paid	(709)	(691)
Net change in short-term borrowings	2,673	850
Additional financial liabilities	2,080	3,016
Repayment of financial liabilities	(2,450)	(2,297)
Capital element of lease rental payments	(180)	(191)
Repurchase of shares	(1,510)	(375)
Other financing activities	(611)	(330)
Net cash flow used in financing activities	(2,941)	(2,154)

Net (decrease)/increase in cash and cash equivalents	(1,302)	818

Cash and cash equivalents at the beginning of the period	5,950	4,045

Effect of foreign exchange rate changes	(380)	(9)

Cash and cash equivalents at the end of the period	4,268	4,854

Notes to the condensed consolidated financial statements
(unaudited)

1.Accounting information and policies
These condensed consolidated financial statements are prepared in accordance with IAS 34 'Interim Financial
Reporting' as issued by the International Accounting Standards Board (IASB) and as adopted for use in the UK.
As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the condensed consolidated financial statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Group’s published consolidated financial statements for the year ended 31
December 2024. In preparing these condensed consolidated financial statements, judgements and estimates that affect the application of accounting policies used by management have remained consistent with those applied in the consolidated financial statements for the year ended 31 December 2024.
Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2025 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these condensed consolidated financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year condensed consolidated financial statements.
Management has produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2025 and beyond. Unilever has €4.3 billion of cash and cash equivalents, of which €0.9 billion is held in central finance companies for maximum flexibility. In addition, the Group has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 30 June 2025 were $5.2 billion and €2.6 billion. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.
The condensed consolidated financial statements are shown at current exchange rates with year-on-year changes shown to facilitate comparison. The consolidated income statement on page 20, the consolidated statement of comprehensive income on page 20, the consolidated statement of changes in equity on page 21 and the consolidated cash flow statement on page 23 are translated at exchange rates current in each period. The consolidated balance sheet on page 22 is translated at period-end rates of exchange.
The condensed consolidated financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31
December 2024 are not Unilever PLC’s statutory accounts for that financial year. The annual financial statements of the Group are prepared in accordance with international financial reporting standards (IFRS) as issued by the
International Accounting Standards Board (IASB) and UK adopted international accounting standards and in accordance with the requirements of the UK Companies Act 2006.
Recent accounting developments adopted by the Group
All standards or amendments to the standards that have been issued by the IASB and were effective 1 January 2025 were not applicable or material to Unilever.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group
Upcoming amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ effective
1 January 2026 and IFRS 18 Presentation and Disclosure in Financial Statements effective 1 January 2027 have been released, but these have not yet been adopted by the Group. The Group is currently assessing their impact on the financial results and position of the Group.
All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

Notes to the condensed consolidated financial statements
(unaudited)

2.Segment information - Business Groups

Second Quarter	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Turnover (€ million)
2024	3,343	3,531	3,113	3,289	2,815	16,091
2025	3,219	3,296	2,865	3,187	2,792	15,359
Change (%)	(3.7)	(6.6)	(8.0)	(3.1)	(0.8)	(4.6)

First Half	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Turnover (€ million)
2024	6,539	6,953	6,328	6,687	4,610	31,117
2025	6,489	6,545	5,904	6,568	4,621	30,127
Change (%)	(0.8)	(5.9)	(6.7)	(1.8)	0.2	(3.2)

Operating profit (€ million)
2024	1,269	1,696	963	1,423	597	5,948
2025	1,063	1,349	839	1,511	553	5,315
Underlying operating profit (€ million)
2024	1,305	1,601	1,031	1,491	672	6,100
2025	1,256	1,444	915	1,533	658	5,806
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments.

3.Segment information - Geographical area

Second Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2024	6,732	5,924	3,435	16,091
2025	6,335	5,488	3,536	15,359
Change (%)	(5.9)	(7.4)	2.9	(4.6)

First Half	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)
2024	13,370	11,463	6,284	31,117
2025	12,795	10,903	6,429	30,127
Change (%)	(4.3)	(4.9)	2.3	(3.2)

Notes to the condensed consolidated financial statements
(unaudited)

4.Taxation
The effective tax rate for the first half is 25.9% compared with 28.6% in 2024. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

5.Earnings per share
The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the six months were calculated as follows:

	First Half
	2025	2024
EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	3,512	3,701
Average number of shares (millions of share units)	2,462.2	2,499.9
EPS – basic (€)	1.43	1.48

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	3,512	3,701
Adjusted average number of shares (millions of share units)	2,473.2	2,511.0
EPS – diluted (€)	1.42	1.47
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2024 (net of treasury shares)	2,475.6
Shares repurchased under the share buyback programme	(27.8)
Net movements in shares under incentive schemes	4.0
Number of shares at 30 June 2025 (net of treasury shares)	2,451.8

Notes to the condensed consolidated financial statements
(unaudited)

6.Acquisitions and disposals
In the first half of 2025, the Group completed the following business acquisitions and disposals:

Deal completion date	Acquired/disposed business
1 April 2025
Acquired 100% of Wild, a U.K. based company known for its natural, refillable deodorants, lip balms, body washes, and handwashes. The acquisition marks another step in the optimisation of Unilever’s portfolio towards premium and high growth spaces.

1 April 2025	Sold Conimex brand to Paulig Group. Conimex is an authentic Southeast Asian cuisine brand with an extensive line of spices, sauces, and meal kits.
1 April 2025	Acquired the remaining 20% of Nutraceutical Wellness, Inc. (Nutrafol), bringing the Group's ownership to 100%.
21 April 2025	HUL acquired 90.5% of Minimalist, an India based premium actives-led beauty brand. The transaction is part of the Beauty & Wellbeing portfolio journey towards evolving and higher growth demand spaces.
On 23 June 2025, Unilever signed an agreement to acquire the personal care brand Dr. Squatch from growth equity firm Summit Partners. The transaction is expected to close in Q4 2025.

7.Share buyback
On 13 February 2025, Unilever PLC announced a new programme to buy back shares with an aggregate market value equivalent of up to €1.5 billion, to be completed on or before 6 June 2025. On 30 May 2025, Unilever announced the completion of its share buyback programme. A total of 27,815,955 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent to €1.5 billion.

Notes to the condensed consolidated financial statements
(unaudited)

8.Financial instruments
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2025 and 2024. The Group’s cash resources and other financial assets are shown below.

	30 June 2025			31 December 2024			30 June 2024
	Current	Non- current	Total	Current	Non- current	Total	Current	Non- current	Total
Cash and cash equivalents
Cash at bank and in hand	3,112	–	3,112	3,241	–	3,241	3,601	–	3,601
Short-term deposits(a)	883	–	883	2,436	–	2,436	981	–	981
Other cash equivalents(b)	349	–	349	459	–	459	388	–	388
	4,344	–	4,344	6,136	–	6,136	4,970	–	4,970
Other financial assets
Financial assets at amortised cost(c)	478	467	945	736	526	1,262	835	560	1,395
Financial assets at fair value through other comprehensive income(d)	–	537	537	–	600	600	61	525	586
Financial assets at fair value through profit or loss:
Derivatives	157	203	360	149	68	217	79	39	118
Other(e)	488	363	851	445	377	822	470	382	852
	1,123	1,570	2,693	1,330	1,571	2,901	1,445	1,506	2,951
Total financial assets(f)	5,467	1,570	7,037	7,466	1,571	9,037	6,415	1,506	7,921
(a) Short-term deposits typically have maturity of up to 3 months.
(b) Other cash equivalents include investments in overnight funds and marketable securities.
(c) Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €174 million (31 December 2024: €196 million; 30 June 2024: €212 million).
(d) Included within non-current financial assets at fair value through other comprehensive income are equity investments.
(e) Other financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in financial institutions.
(f) Financial assets exclude trade and other current receivables.

|

Notes to the condensed consolidated financial statements
(unaudited)

8.Financial instruments (continued)
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2025	As at 31 December 2024	As at 30 June 2024	As at 30 June 2025	As at 31 December 2024	As at 30 June 2024
Financial assets
Cash and cash equivalents	4,344	6,136	4,970	4,344	6,136	4,970
Financial assets at amortised cost	945	1,262	1,395	945	1,262	1,395
Financial assets at fair value through other comprehensive income	537	600	586	537	600	586
Financial assets at fair value through profit and loss:
Derivatives	360	217	118	360	217	118
Other	851	822	852	851	822	852
	7,037	9,037	7,921	7,037	9,037	7,921
Financial liabilities
Bank loans and overdrafts	(529)	(521)	(460)	(529)	(521)	(460)
Bonds and other loans	(28,696)	(28,037)	(27,836)	(29,169)	(28,648)	(28,729)
Lease liabilities	(1,524)	(1,486)	(1,358)	(1,524)	(1,486)	(1,358)
Derivatives	(614)	(594)	(537)	(614)	(594)	(537)
Other financial liabilities	(189)	(804)	(570)	(189)	(804)	(570)
	(31,552)	(31,442)	(30,761)	(32,025)	(32,053)	(31,654)

€ million	As at 30 June 2025			As at 31 December 2024			As at 30 June 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets at fair value
Financial assets at fair value through other comprehensive income	10	4	523	10	4	586	70	4	512
Financial assets at fair value through profit or loss:
Derivatives(a)	–	420	–	–	420	–	–	192	–
Other	488	–	363	445	–	377	470	–	382
Liabilities at fair value
Derivatives(b)	–	(672)	–	–	(650)	–	–	(586)	–
Contingent consideration	–	–	(46)	–	–	(1)	–	–	(8)
(a) Includes €60 million (31 December 2024: €203 million; 30 June 2024: €74 million) derivatives, reported within trade receivables, that hedge trading activities.
(b) Includes €(58) million (31 December 2024: €(56) million; 30 June 2024: €(49) million) derivatives, reported within trade creditors, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since
31 December 2024. There were also no significant movements between the fair value hierarchy classifications since
31 December 2024.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be same as the carrying amount for 2025 and 2024.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December
2024.

Notes to the condensed consolidated financial statements
(unaudited)

9.Dividends
The Board has declared a quarterly interim dividend for Q2 2025 of €0.4528 per Unilever PLC ordinary share or
£0.3916 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 29 July 2025.
The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3916
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4528
Per Unilever PLC American Depositary Receipt:	US$0.5225
The pound sterling and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 29 July 2025.
US dollar cheques for the quarterly interim dividend will be mailed on 12 September 2025 to holders of record at the close of business on 15 August 2025.
The quarterly dividend calendar for the remainder of 2025 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Last Date for DRIP Election	Payment Date
Q2 2025 Dividend	31 July 2025	14 August 2025	15 August 2025	15 August 2025	21 August 2025	12 September 2025
Q3 2025 Dividend	23 October 2025	06 November 2025	07 November 2025	07 November 2025	14 November 2025	05 December 2025

10.Events after the balance sheet date
There are no material post balance sheet events other than those mentioned elsewhere in this report.